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FOUR NEUBERGER BERMAN CLOSED-END FUNDS
ANNOUNCE RESULTS OF MEASUREMENT PERIODS
UNDER TENDER OFFER PROGRAMS

NEW YORK, NY, May 18, 2010, Neuberger Berman California Intermediate Municipal Fund Inc. (NYSEAmex: NBW), Neuberger Berman Intermediate Municipal Fund Inc. (NYSEAmex: NBH), Neuberger Berman New York Intermediate Municipal Fund Inc. (NYSEAmex: NBO) and Neuberger Berman Real Estate Securities Income Fund Inc. (NYSEAmex: NRO) (each, a “Fund” and collectively, the “Funds”) each announced today the results of its measurement period under its previously disclosed tender offer program (each, a “tender offer program”).

The terms of each tender offer program provide that if a Fund’s common stock trades at an average daily discount to net asset value per share (“NAV”) of greater than 10% during a 12-week measurement period, the Fund would conduct a tender offer for between 5% and 20% of its outstanding common stock at a price equal to 98% of its NAV determined on the day the tender offer expires.

For the 12-week measurement period ended May 14, 2010 (the “Measurement Period”), each of NBH, NBO and NBW traded at an average daily discount to NAV of less than 10% and, therefore, in accordance with its respective tender offer program, none of NBH, NBO and NBW will conduct a tender offer.  NRO, however, traded at an average daily discount to NAV of greater than 10% for the Measurement Period and, therefore, will conduct a tender offer in accordance with the terms of its tender offer program.  As of the close of the Measurement Period, NRO was trading at a discount to NAV of 8.46% and traded at an average daily discount to NAV of 10.20% for the Measurement Period.

The size and timing of NRO’s tender offer will be announced as soon as practicable.  Additional terms and conditions of NRO’s tender offer will be set forth in its offering materials, which will be distributed to its common stockholders.  If more common stock is tendered, and not withdrawn, than the maximum size of NRO’s offer, it will purchase stock from tendering common stockholders on a pro rata basis.  Accordingly, common stockholders cannot be assured that NRO will purchase all of their tendered common stock.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell stock of any Fund.  NRO has not yet commenced the tender offer described in this release.  Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents which will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at http://www.sec.gov.  Common stockholders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available as they will contain important information about the tender offer.  NRO will also make available, without charge, an offer to purchase and letter of transmittal.

About Neuberger Berman

Neuberger Berman Group LLC is one of the world’s largest private, independent, employee-controlled asset management companies. As of March 31, 2010, assets under management were approximately $180 billion. Established in 1939, Neuberger Berman is a leader in a broad range of global investment solutions – equity, fixed income, and alternatives – to institutions and individuals through customized separately managed accounts, mutual funds and alternative investment products. For more information please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in a Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of a Fund’s investment manager to attract or retain key employees, inability of a Fund to implement its investment strategy, inability of a Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.